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                           March 24, 2021

       N. Scott Fine
       Chief Executive Officer
       Cyclo Therapeutics, Inc.
       6714 NW 16th Street, Suite B
       Gainesville, FL 32653

                                                        Re: Cyclo Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 19,
2021
                                                            File No. 333-254496

       Dear Mr. Fine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alison Newman